Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	F. Scott Thomas, Esq. Associate General Counsel Advocacy & Oversight (704) 988-3687 (tele) (704) 988-0102 (fax) sthomas@tiaa-cref.org

February 11, 2011

ViaEDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Funds (the “Trust”) Request for Withdrawal of Post-Effective Amendment File Nos. 333-76651 and 811-09301

To Whom It May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
37	February 2, 2011	485APOS	0000930413-11-000705

The Amendment contained incorrect dates and will be superseded by a subsequent filing. No securities were sold in connection with the Amendment.

Please contact the undersigned at (704) 988-3687 should you have any questions or comments regarding this letter.

Sincerely,

/s/ Scott Thomas

Scott Thomas

Associate General Counsel